Exhibit 99.1

November 4, 2005

Press Release

Aventis Pharma Ltd.

DAIICHI SANKYO COMPANY, LIMITED

DISCONTINUATION OF MARKETING ALLIANCE

FOR KETOLIDE ANTIBIOTICS, “KETEK® TABLETS 300MG”

Aventis Pharma Ltd., part of the sanofi-aventis Group (president: Philippe Fauchet, head office: Shinjuku-ku, Tokyo) (hereinafter Aventis), and Sankyo Company, Limited (president; Yasuhiro Ikegami, headquarters: Chuo-ku, Tokyo) (hereinafter Sankyo), the subsidiary company of DAIICHI SANKYO COMPANY, LIMITED (president; Takashi Shoda, headquarters: Chuo-ku, Tokyo), announced today that both companies agreed to discontinue the marketing alliance of “Ketek® Tablets 300mg” (generic name: telithromycin), ketolide antibiotic from January 1, 2006.

Ketek, the first in a new class of antibiotics known as the ketolides, was specifically designed to treat community-acquired respiratory tract infections. Against Streptococcus pneumoniae bacteria, for example, Ketek has activity even when other antibiotics such as penicillin, erythromycin, and related drugs are ineffective. Ketek is indicated for the treatment of pharyngitis/laryngitis, tonsillitis, acute bronchitis, pneumonia, secondary infections of chronic respiratory disease, sinusitis, periodontitis, pericoronitis, jaw arthritis.

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